FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

2311 E Main Ave, Ste 200

Spokane, WA 99202

Tel: (509) 994-8577

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report on Form 1-SA. You should read this report on Form 1-SA completely and with the understanding that our actual future results may be significantly different from our expectations.

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item I. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is intended as a review of significant factors affecting the Company’s financial condition and results of operations for the periods indicated. The discussion should be read in conjunction with the Company’s unaudited financial statements and related notes thereto presented herein and the audited financial statements and the related notes thereto and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019, included in our 2019 Annual Report on Form 1-K.

Operating Results

During the semiannual period ended June 30, 2020, HyperSciences, Inc. (the “Company”) had $65,000 in revenues. There was $65,000 in accounts receivable as of the end of the semiannual period ended June 30, 2020. These revenues were the result of the Company’s completion of deliverables for a tunneling study.

The Company had net losses from operations of $1,300,929 during the semiannual period ended June 30, 2020. These losses were largely attributed to research and development, general and administrative expenses, personnel expenses and professional fees related to the ongoing operations and funding needs of the Company.

The most recent Annual Report can be found on Edgar at the Securities and Exchange website titled “Annual Report Pursuant to Regulation A” filed on Form 1-K on June 15, 2020, and is incorporated by reference herein as the Annual Report (EDGAR).

Additionally, there was interest expense from outstanding notes of $210,216 for the semiannual period ended June 30, 2020.

Liquidity and Capital Resources

At June 30, 2020, the Company had negative working capital of $829,911, as compared to $275,483 at December 31, 2019. During the six months ended June 30, 2020, the Company experienced negative cash from operations of $1,141,452, added $75,397 for investing activities, and added $86,588 from financing activities. During the semiannual period ended June 30, 2019, the Company experienced negative cash from operations of $2,880,872, expended $160,926 for investing activities, and added $4,475,043 from financing activities.

The decrease in funds provided by financing activities for the semiannual period ended June 30, 2020, was primarily a result of receiving $430,157 in net proceeds from Series A Preferred stock issuances, compared to $4,475,043 in net proceeds from Series A Preferred stock issuances during the semiannual period ended June 30, 2019. The shutdown within the United States caused by the Covid-19 pandemic has created restrictions and the Company shifted available resources to improve engineering and solve technical challenges. This shift caused a decrease in personnel-related expenditures and overall costs. Cash used in operating activities was the primary cause of the Company’s net loss and was partially offset by accrued interest and share-based compensation expenses during the semiannual period.

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company’s business. The Company anticipates raising additional capital within the next twelve months from investors for working capital and to execute its business plan, although the Company can provide no assurance that additional investors will be available on terms acceptable to the Company. If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

Issuer’s Material Commitments for Capital Expenditures

As of the date of this Semiannual Report, the Company has committed to spend (approximately):

•$250,000 for sponsored Baffled Tube Ram Accelerator research conducted at the University of Washington; and

•Approximately $10,000 per month to EnergeticX for use of the MineLab testing facility and ground lease of HyperLab test facility in Washington State.

The Company also plans to, but has not yet committed to spend (approximately):

•$402,000 for a High Purity Quartz and Heavy Rare Earth minerals option-purchase agreement, pursuant to a term sheet entered into with Match Hit Pvt. Ltd., a private limited company controlled by Director, Charles Russell, of which the Company has made advances to date of $81,215. The existing term sheet is non-binding and subject to definitive documentation.

Trend Information

HyperCore™ and General Research & Development

Covid-19’s impact on business operations

The shutdown within the United States caused by the Covid-19 pandemic has created restrictions for businesses and employees. In order to reduce disruption and ensure the safety of our employees during these difficult times, we transitioned our team to virtual operations and limited access to each of our facilities. We experienced some delays this spring in manufacturing and testing due to these restrictions. We shifted our available resources to improve our engineering, solve technical challenges, document our operational processes, and streamline our business plan.

HYPERCORE™ TECHNOLOGY UPDATE

The Company re-engineered the HyperCore design into the Hyper-50 Rev 2.0. This new version is a compact, narrow design that is built for rapid autoloading with features that our industry partners said they wanted in a commercial solution: low cost, compact, reliable and rapid cycle firing rates. This updated tool fits within the equipment that the Company and our partners already have, and it is now better able to improve conventional drilling and tunneling use-cases. This design also advances the use of the ram accelerator, which we believe will allow the HyperCore to fire projectiles beyond Mach 5 for additional industrial applications as well as U.S. Government and commercial Aerospace R&D test contracts, should those opportunities materialize.

The Company has manufactured, assembled, and tested two (2) new HyperCore 50 systems as of the date of this report. The HyperCore 50 is HyperSciences’ metallic, tubular hypersonic launch system that is planned as the Company’s initial commercial offering and industry demonstration tool for hypersonic flight of approximately 38mm (1.5”) diameter metallic, plastic and composite-concrete projectiles for rock impact drilling, tunneling and mining as well as Aerospace sub scale R&D testing. The HyperCore is automatically fed with conventional gaseous chemical propellants (natural gas, air, oxygen, hydrogen, etc.) and combines and ignites them as a combustion gas generator (“CGG”) that fires projectiles initially at supersonic velocities (Typically Mach 2-3 [686 -1029 m/s]) which is sufficient for some industrial uses.  When the CGG is used in ram accelerator operations the supersonic projectile further enters into ram accelerator stage(s) that further accelerate projectiles to hypersonic velocities (approximately Mach 5 [1715m/s] or higher). To maintain cyclic efficiency, the HyperCore systems are connected to end-use specific projectile autoloading systems. This approach is unlike conventional solid gas generator or electric rail accelerators because our projectiles with gaseous propellants are injected into the HyperCore tubes. This approach is also intended to allow for low capital and operating cost compared to other hypersonic accelerators.

At our HyperLab facility in Washington State, we resumed testing to verify a solution to the thermal erosion issue discussed in our last Company update. As of the date of this report, 250+ accelerated high temperature test shots have been conducted with HyperCore having no measurable erosion in critical areas.  Additionally, we tested an improved autoloader and projectile design. We believe this updated HyperCore system will drive new customer interest in funding the next phase of program development, which will get us further towards revenue commercial operations.

In Q1, we started on a new paid study contract with our major industrial partners from the drilling, mining, and tunneling industries.  In Q2, we also explored the use of multiple HyperCore units of various sizes for large-scale tunneling programs with a recommendation to use HyperCore as a drill and blast replacement and proposed working with major TBM (Tunnel Boring Machine) companies to integrate HyperCores into existing designs to increase speed/efficiency.

HyperCore Technology – Phase 2 Product Development

We have been successful with projectile manufacturing, automatic loading and firing of our erodible projectiles. We now are able to automatically fire every 10-20 seconds with our HyperCore system. We also designed, built and tested early-production versions of compact HyperCores that are compatible with down-hole drilling and underground mining/tunneling tools. It has been no small feat to make a safe, fast, autoloading system able to withstand the high pressures and heat of combustion. We have demonstrated 100s of shots with no detectable erosion in critical areas and are moving onto 1000s of shots at our MineLab. Our larger Phase 1 tool was only designed to be a surface launcher. We have now compacted the system into our Phase 2 tool and currently operate nearly everything remotely (and robotically) in a small drill system down a hole. This is significant because our customers want a simple, field-tested, highly mobile tool to use at their mines and drill sites. Compare our Phase 1 and Phase 2 tool development in the images below.

Phase 1 Surface HyperCore Tool	Phase 2 Downhole Slimline
HyperCore Tool

HyperDrill

In the third quarter, we mobilized back out to the MineLab test site in North Idaho and completed an initial set of commissioning tests with the new down-hole HyperCore tools. The new down-hole HyperCore has been back and forth testing at both MineLab and HyperLab facilities to commission all systems needed to methodically get our results for the HyperDrill field trials. With COVID-19 giving us time to re-engineer the simpler tool’s design, we built a very robust HyperCore tool and have taken it out to the MineLab to complete testing for our HyperDrill Phase 1 Joint Industry Project with this new Phase 2 down-hole tool.

Geothermal

Mark Russell was asked to participate in Pivot2020’s geothermal panel/online conference of industry experts in non-traditional, non-rotary drilling. We are seeing a rise in interest in new technology to help solve the cost of geothermal drilling. Learn more at Pivot2020, https://www.texasgeo.org/pivot2020.

New Prize Opportunity

HyperSciences applied for an up-to-$1M competition called the American Made Geothermal Manufacturing Prize (https://www.herox.com/GeothermalManufacturing). This submission incorporates a novel use of HyperDrill (patented and patent pending) for combined geothermal drilling and well completion using additive manufacturing technologies (3D printing). We believe we have an excellent chance of being one of the winning teams and look forward to sharing any new competition news.

FIELD TRIALS

We are excited to test our improved HyperDrill™ tool this year at the MineLab facility. If all goes as expected, we will close out Phase 1 of field trials in 2020 and prepare for the next phase of development and testing of the HyperCore tunneling and drilling tool under contract.

BUSINESS DEVELOPMENT

New Opportunities

While HyperSciences has had two major corporations as customers under contract to validate market opportunities in geothermal and conventional drilling, tunneling, and mining, we are having regular discussions with additional potential strategic partners to join the Joint Industry Project as we move toward Phase 2 of the JIP. We also continue to explore new market opportunities in aerospace applications.

The Hypersonic Government Market (Aerospace R&D)

We are executing our strategy to capitalize upon the U.S. government’s planned increase in hypersonics spending. Many government agencies have significantly increased spending budgets in Hypersonics R&D for FY 2020 and beyond.HyperSciences has focused our contracts personnel on searching for government and industry grants/investment opportunities as well as assisting in the writing and submission of proposals to various departments in the U.S. government (NASA, DoD, DoE, DARPA, Army, Air Force, Navy, Space Force, etc.), starting with small R&D contracts. This strategy will likely take time to get momentum. We expect this to grow into larger, sustained opportunities over multiple years.

Joint Industry Project

As of the date of this report, the Company currently has a major international resources (mineral) company as one of the HyperDrill Joint Industry Project (“JIP”) Phase 1 partners under contract and HyperSciences is in the final stages of negotiations to execute an agreement to bring on another major international energy company as a partner in the JIP. The identity of this new partner is confidential as is the current International Resources partner likely until the JIP progresses to a Phase 2 contract.

As of June 30, 2020, HyperSciences has been paid $460,000 out of $500,000 under the HyperDrill JIP contract with Shell (EDGAR) and our other confidential international resource partner, and successfully completed Milestones 1, 2, and 3 of the JIP. All of HyperSciences’ planned deliverables for Milestone 4 were not fully delivered to Shell within the Shell contract period ending July 31, 2020. We do expect to re-engage discussions with Shell after the completion and publication of JIP Phase 1 results for their consideration to join Phase 2. Milestone 1 included a complete engineering conceptual design for use of the HyperCore™ 50 as a primary accelerator for a projectile fired through drilling rods and a specially-designed bit at the bottom of a hole. Milestone 2 included manufacturing prototype equipment, testing key components, and developing operating procedures. Milestone 3 involved drilling a 150ft hole. Milestone 4 involved the drilling of ten 150ft holes. As stated above, due to COVID-19 the Company took advantage of the state-imposed shutdowns to design our highly mobile down-hole Phase 2 tool, and the Company continues its Phase 1 trials as of the date of this report.

Capital Availability

During the semiannual period ended June 30, 2020, the Company sold 118,492 shares of Series A Preferred Stock at a par value of $0.0001 and a price per share of $3.84 pursuant to Regulation D. As of the date of this Semiannual Report, subsequent to the semiannual period ended June 30, 2020, the Company has sold an additional 34,783 shares of Series A Preferred Stock at a par value of $0.0001 and a price per share of $3.84 per share pursuant to Regulation D.

Item 2. Other Information

On September 25, 2020, the Board of Directors appointed Michelle Carbon to serve as Chief Financial Officer of the Company until such time as Ms. Carbon’s resignation, termination, or until a successor is appointed. Except for the foregoing sentence, the Company has no unreported information it would be required to disclose in a report on Form 1-U during the semiannual period covered by this Form 1-SA.

Item 3. Financial Statements

Financial Statements

June 30, 2020

HYPERSCIENCES, INC.

Table of Contents

Compilation Report 8

Financial Statements

Balance Sheets10

Statements of Operations11

Statement of Changes in Stockholders’ Equity (Deficit)12

Statements of Cash Flows13

Notes to the Financial Statements14

HYPERSCIENCES INC
BALANCE SHEETS

	June 30, 2020 (Unaudited)	December 31, 2019 (Audited)
Assets
Current assets
Cash and cash equivalents	$451,569	$1,431,036
Accounts Receivable	65,000	120,000
Investments	161,708	374,537
Total current assets	678,277	1,925,574
Property and equipment, net	104,404	119,321
Right of use asset	26,150	42,853
Patents, net	528,801	458,594
Investment in Mine	81,215	30,000
Deposits	2,991	2,991
Total assets	$1,421,838	$2,579,333
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$80,346	89,703
Related party payables	1,371	1,371
Accrued interest	292,433	734,663
Payroll liabilities	5,063	5,045
Convertible notes payable, current portion	930,812	2,571,171
Lease liability, current portion	29,533	31,165
Common stock payable	103,446	85,946
PPP Loan, current portion	65,185	-
Total current liabilities	1,508,188	3,519,064

Relate party advances	45,000	45,000
PPP Loan - LT	91,246	-
Non-current lease liability	-	15,071
Total long term liabilities	136,246	60,071
Total liabilities	1,644,434	3,579,135
Commitments and contingencies	-	-

Stockholders' equity
Series A preferred stock, $0.0001 par value; 4,050,000 shares authorized, 3,534,245 and
2,793,246 shares issued and outstanding at June 30, 2020 and December 31, 2019	353	279
Common stock, $0.0001 par value; 15,000,000 shares authorized, 5,496,549 and
5,460,827 shares issued and outstanding at June 30, 2020 and December 31, 2019	550	546
Additional paid-in capital	12,948,241	10,649,562
Accumulated deficit	(13,171,740)	(11,650,190)
Total stockholders' equity	$(222,596)	$(999,802)
Total liabilities and stockholders' equity	$1,421,838	$2,579,333

See accountants’ compilation report.

HYPERSCIENCES INC
STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2020 and 2019
(unaudited)

	2020	2019

Revenue	$65,000	$170,000

Operating expenses
Personnel	517,168	571,203
Research and development	562,897	1,988,817
Professional fees	164,577	201,771
Rent and facility costs	33,478	47,089
Shipping and freight	1,490	3,804
Travel	18,073	92,980
Depreciation and amortization	15,304	12,573
General and administrative	50,147	437,581
Loss on sale of equipment	2,794	1,213
Total operating expenses	1,365,929	3,357,030
Income (loss) from operations	(1,300,929)	(3,187,030)

Other income (expense)
Other income	6,693	3,562
Unrealized gain/(loss) on investment	(17,099)	14,086
Interest expense	(210,216)	(102,002)
Total other income (expense)	(220,622)	(84,354)
Net income (loss) before income taxes	(1,521,550)	(3,271,384)
Provision for income taxes	-	-
Net income (loss)	$(1,521,550)	$(3,271,384)
Net loss per common share - Basic and fully diluted	$(0.28)	$(0.61)

Weighted average number of shares
outstanding - Basic and fully diluted	5,475,351	5,397,727

See accountants’ compilation report.

HYPERSCIENCES INC. STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT For the Year Ended December 31, 2019 and Six Months ended June 30, 2020
	Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2018	1,049,491	$105	5,397,727	$540	$4,739,917	$(6,029,537)	$(1,288,975)

Series A Preferred shares issued, net	1,743,755	174		-	5,559,328		5,559,502
Direct issuance costs payable in stock				-	(36,000)		(36,000)
Common stock issued for stock payable			63,100	6	64,987		64,993
Stock based compensation				-	321,330		321,330
Net loss				-		(5,620,653)	(5,620,653)
Balance on December 31, 2019	2,793,246	$279	5,460,827	$546	$10,649,562	$(11,650,190)	$(999,802)

Series A Preferred shares issued for cash, net	118,492	12		-	430,145		430,157
Series A Preferred shares issued for conversions	622,507	62			1,792,743		1,792,805
Common stock issued for stock payable			35,722	4	36,791		36,795
Stock based compensation					39,000		39,000
Net loss				-		(1,521,550	(1,521,550
Balance on June 30, 2020	3,534,245	$353	5,496,549	$550	$12,948,241	$(13,171,740)	$(222,596)

See accountants’ compilation report.

HYPERSCIENCES INC
STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2020 and 2019
(unaudited)
	2020	2019
Cash flows from operating activities
Net loss	$(1,521,550)	$(3,271,384)
Adjustments to reconcile net income (loss) to net cash
provided (used) by operating activities:
Net unrealized (gain)/loss on investment	17,099	(17,648)
Loss on sale of equipment	2,794	1,213
Depreciation and amortization expense	15,304	12,573
Share-based compensation	39,000	115,569
Operating lease expense	-	8,240
Changes in operating assets and liabilities:
Prepaid expenses	-	50,976
Accounts receivable	55,000	-
Deposits	-	(2,991)
Accounts payable and accrued expenses	(13,626)	63,855
Payroll liabilities	18	(8,297)
Related party payable	-	158
Accrued convertible note interest	210,215	102,002
Operating lease liability	-	(8,240)
Stock payable	54,294	73,102
Net cash used by operating activities	(1,141,452)	(2,880,872)

Cash flows from investing activities
Purchase of equipment	-	(79,508)
Investment in mine	(51,215)	-
Proceeds from the sale of fixed assets	-	1
Pending patent costs	(73,388)	(81,419)
Investments	200,000	-
Net cash provided (used) by investing activities	75,397	(160,926)

Cash flows from financing activities
Proceeds from PPP loan	156,431	-
Net proceeds from Series A preferred stock issuances	430,157	4,475,043
Payments on notes	(500,000)	-
Net cash provided by financing activities	86,588	4,475,043

Net decrease in cash and cash equivalents	(979,467)	1,433,245
Cash and cash equivalents, beginning	1,431,036	1,291,133
Cash and cash equivalents, ending	$451,569	$2,724,378

Supplemental cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

See accountants’ compilation report.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

HyperSciences, Inc. (“HSI”) was incorporated under the laws of the State of Delaware on October 13, 2014. HSI is a hypersonic platform technology development company harnessing the power of extreme velocity to radically change the economics of industries that break and pulverize rock through the use of novel hypersonic propulsion technology and other aeronautical and industrial applications. HSI’s majority shareholder is EnergeticX, (“EGX’), a company controlled by the management of HSI, and which performs technological services similar to HSI.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $13 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounts subject to estimates include income taxes, right of uses asset, lease liability, and useful lives of fixed assets and patents.

Risks and Uncertainties

As of June 30, 2020, the Company had not commenced full scale operations. The Company’s activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s plans or failing to profitably operate the business.

Revenue Recognition and Contract Costs

The Company’s revenues are earned primarily from services provided relating to the design, system integration and other technological aspects associated with the development of deep down-hole drilling technology. The Company recognizes revenue in accordance to ASC 606. Under the standard, revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services using a five-step model to achieve that principle. Contracts are primarily based on negotiated hourly billing rates of the actual time spent on the deep down-hole drilling project. The Company records revenue when the services have been performed and when the associated deliverables have been provided to the customer. Contract costs consist of direct labor and materials required to satisfy the specifications required under the contract. Revenue is not recognized for non- recoverable costs. The Company is reimbursed for actual out-of-pocket costs for materials and other direct incidental expenditures that are incurred in connection with performance under the contract.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

Equipment

Equipment is recorded at cost. Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method over a useful life of five to ten years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income or expense.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Asset/Liability Description	Fair Value 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity investments in mutual funds	$161,708	$161,708	$-	$-
Total	$161,708	$161,708	$-	$-

The carrying amounts of financial instruments reported on the balance sheets approximate their fair value as of June 30, 2020 and December 31, 2019. At June 30, 2020 and December 31, 2019, the Company had $161,708 and $374,537 of investments subject to fair value measurement on a recurring basis. On January 1, 2018, the Company early adopted ASU 2016-01 recognizing changes in equity securities fair value in net income.

Advertising & Marketing costs

The Company’s advertising costs are expensed as incurred.  During the six months ended June 30, 2020 and 2019, the Company recognized ($33,437) and $94,532 in marketing costs, respectively, recorded in G&A costs.  During the 6 months ended June 30, 2020, there was a large refund of marketing expense previously recorded.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was

$562,897 and $1,988,817 for the six months ended June 30, 2020 and 2019 respectively.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

Reclassification

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, or stockholders’ equity as previously reported.

Investments

During the year ended December 31, 2018 the Company invested in equity securities comprised of mutual funds and early adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active marked making them a level 1 on the fair value hierarchy. During the six months ended June 30, 2020, no sales occurred and an unrealized loss of $17,099 was recorded in net income.

Share-Based Compensation

The Company measures compensation expense for its employee and non-employee stock-based compensation under FASB ASC 718, stock-based compensation.  Share-based payment awards are measured at the grant date fair value of the equity instruments issued when the good or service has been rendered and recognized over any requisite period. The fair value is measured at the value of the Company’s common stock and/or the calculated value based on inputs to the Black-Scholes model on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity award is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Total compensation cost related to non-vested awards not yet recognized as of June 30, 2020 was $252,511 and will be recognized on a straight-line basis through the end of the vesting periods ending March 31, 2023. Future stock compensation expense related to these awards is to be recognized during the next five years as depicted in the table below:

Year	Stock based comp
2020	$50,150
2021	$100,300
2022	$90,104
2023	$11,957
Total	$252,511

The amount of future stock compensation expense could be affected by any future option grants or by any forfeitures. Stock compensation expense was $75,795 and $53,488 for the six months ended June 30, 2020 and 2019, respectively.

Patents

Patents are initially measured at the legal costs incurred in the filing process. Issued patents are being amortized on a straight-line basis over a period of 17 years. For pending patents, no life has yet to be determined. Once the patents are issued, these patents will be assigned a life and amortized over the life which was assigned. The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent’s carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company's policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at June 30, 2020 and 2019.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of Delaware.

Net Income (Loss) Per Common Share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. The following securities were not included in computation of diluted net earnings per share as their effect would have been anti-dilutive: options to purchase 566,660 shares, convertible notes convertible into 318,553 shares, warrants to purchase 37,455 shares.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less when acquired to be cash equivalents. At June 30, 2020 and December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. As of June 30, 2020, and December 31, 2019, the Company had $451,569 and $1,431,036 in cash and cash equivalents, respectively. The Company maintains its cash in bank deposit accounts that at times may exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Recent Accounting Pronouncements

In 2018, the Company adopted FASB Accounting Standards Update 2016-02, Leases (Topic 842), which requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company booked a right of use asset and a corresponding lease liability as a result of the new guidance.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

NOTE 2 – EQUIPMENT

Equipment consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019

Computers and Equipment	$55,755	$60,146
Trucks and trailers	25,273	25,273
Tractors and Drills	65,535	65,535
	146,563	150,954
Accumulated depreciation	(42,159)	(31,633)
Total equipment	$104,404	$119,321

Depreciation expense for the six months ended June 30, 2020 and 2019 was $12,123 and $10,109 respectively. During the six months ended June 30, 2019, the Company abandoned equipment of $2,794 net book value at a loss of $2,794.

NOTE 3 – PATENTS

Patents consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Pending patents	$424,462	$385,655
Patents granted	119,889	85,308
	544,351	470,963
Accumulated amortization	(15,550)	(12,369)
Total patents	$528,801	$458,594

Amortization expense for the six months ended June 30, 2020 and 2019 was $3,181 and $2,465, respectively. The following table presents the estimated future amortization of finite-lived intangible assets for the next five fiscal years ending December 31:

2020	$3,526
2021	7,052
2022	7,052
2023	7,052
2024	7,052
Total	$31,734

Granted patents consist of ten patents at June 30, 2020 and seven patents at December 31, 2019. These patents have been issued and are related to machinery used for the drilling and extraction of minerals. Six patent applications were purchased from EnergeticX, a related party and majority shareholder. The Company recorded the patents at EnergeticX’s net carrying value.

Pending patents consist of costs related to thirty patent applications at June 30, 2020 and thirty-three at December 31, 2019, for which the filing process has begun, but the issuance of the patent has not yet been made by the United States Patent and Trademark Office or other applicable patent office. No life has yet been determined for these patent applications. Once they are issued, they will be assigned a life and amortized over the assigned life. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

NOTE 4 – CONVERTIBLE NOTES PAYABLE

The Company currently has several convertible notes payable outstanding which it has used to fund its operations to date. A majority of the convertible notes payable have all exceeded their maturity dates. The terms of the note agreements provide that the notes shall be due and payable on the earlier of (i) ten days of such amount being declared due and payable by the Majority Investors (note holders) at any time after the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Majority Investors or made automatically due and payable. To date, no declaration has been made by the Majority Investors to make the notes due and payable, and all the convertible notes not converted into common stock in 2019 or converted into Series A Preferred Stock in 2020 are classified as current and outstanding at June 30, 2020.

In June through August of 2015, the Company entered into eleven convertible notes totaling $930,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $205,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $725,000 principal balance of these notes, including the related accrued interest, remain outstanding.

In February 2016, the Company entered into two convertible notes totaling $225,000. The notes matured on June 26, 2016, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. The notes were amended on June 10, 2016 to extend the maturity dates to January 31, 2017. Upon maturity, the notes ceased to be convertible into equity. These notes and the related accrued interest remain outstanding.

On June 9, 2016, the Company converted an account payable to a legal firm into a $35,000 convertible promissory note. The note matured on June 26, 2016, had an 8% interest rate, and was convertible into common shares at the discretion of the holder upon the occurrence of certain events. The note was amended on June 10, 2016 to extend the maturity date to January 31, 2017. Upon maturity, the note ceased to be convertible into equity. This note, and the related accrued interest remain outstanding.

In June through September of 2016, the Company entered into nine convertible notes totaling $785,000. The notes matured on January 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder upon the occurrence of certain events. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain note holders agreed to convert $25,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $760,000 principal balance of these notes and the related accrued interest remain outstanding.

From February through July 2017, the Company entered into eight convertible notes totaling $875,000. The notes matured on July 31, 2017, had an 8% interest rate, and were convertible into common shares at the discretion of the holder. Upon maturity, the notes ceased to be convertible into equity; however, the Company and certain noteholders agreed to convert $85,000 of the principal balances, and the related accrued interest on those balances, into shares of common stock on February 28, 2018. The remaining $790,000 of these notes and the related accrued interest remain outstanding.

In July 2017, $7,072 of payroll liabilities outstanding were converted into a convertible promissory note. The note matured on July 31, 2017, had an 8% interest rate, and was convertible into common shares at the discretion of the holder. Upon maturity, the note ceased to be convertible into equity. This note and the related accrued interest remain outstanding.

On August 7, 2017, the Company entered into a convertible note totaling $100,000. The note matures on August 7, 2018, has an 8% interest rate, and is convertible into common shares at the discretion of the holder or the Company. This note was converted into shares of the Company’s common stock on February 28, 2018. No balance remains outstanding on this note.

On February 9, 2018, the Company agreed with EnergeticX to forgive and extinguish approximately $130,000 of the related party payables balance due from HSI to EGX and convert $270,000 into a convertible note, bringing the accounts payable balance due to EGX to zero. The note was then converted into 223,715 shares of the Company’s common stock on February 28, 2018, at a conversion price of approximately $1.21 per share.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

On February 9, 2018, the Company agreed with Mark Russell, the Company’s CEO, to convert $74,250 of the payroll balance due him into a convertible note. This note was then converted into 52,131 shares of the Company’s common stock on February 28, 2018, at an average conversion price of approximately $1.42 per share.

On February 28, 2018, the Company entered into six convertible notes totaling $87,421. Amount consisted of $57,500 cash proceeds and $29,921 of principal and interest. The notes matured on August 7, 2018, had an 8% interest rate, and are convertible into common shares at the discretion of the holder or the Company. The board of directors then elected to convert $51,250 of the note payable balance into 13,277 shares of common stock. The remaining balance of these notes after conversion was $36,171.

On February 29, 2020, the Company paid $500,000 of note principal in cash. No balance remains outstanding on this note.

On February 29, 2020, the Company converted $1,104,188.10 of principal and $645,920.90 of interest for 607,682 shares of preferred stock. The remaining balance of these notes after conversion was $930,811.30.

On May 31, 2020, the Company converted $36,170.55 of principal and $6,524.57 of interest for 14,825 shares of preferred stock. No balance remains outstanding on this note.

Interest expense related to convertible notes was $210,216 and $102,002 for the six months ended June 30, 2020 and 2019.

NOTE 5 – RELATED PARTY TRANSACTIONS

The parent company and majority shareholder of HSI, EnergeticX (“EGX”), funded a significant portion of HSI’s expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HSI and EGX. Under these agreements all of HyperSciences testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014.

The Company also has contracted services through MineLab LLC and Radian Rare and Precious Metals (RRPM) that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock. Both of these companies are owned by Chuck Russell, who is a 20% owner of EGX and a director of HSI. Chuck also performed direct consulting services for the Company during 2020 and 2019.

In addition, the Company has entered into a non-binding term sheet with Match Hit Pvt. Ltd., a Sri Lankan private limited company partially owned by Charles Russell, on December 11, 2019, to purchase 40% of the issued outstanding stock for a total purchase price of $402,000 within one year of entering a definitive agreement. Pursuant to the term sheet, after the first three payments totaling $80,000, the Company will own 12% of the fully diluted stock in Match Hit Pvt. Ltd. After the fourth payment of $87,000, the Company will own 24% of the fully diluted capital stock, and after the fifth payment of $235,000, the Company will own 40% of the fully diluted capital stock. After all the aforementioned payments are made, the Company has an option to purchase up to the remaining 60% of the fully diluted capital stock for a purchase price of $1,300,000 plus a 5% Net Smelter Royalty from revenues derived from the real property and mineral exploration rights (See Note 11).

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

The following is a representation of the related party transactions that occurred during the six months ended June 30, 2020 and year ended December 31, 2019:

	June 30, 2020	December 31, 2019
Consulting fees paid to Chuck Russell	$56,500	$225,000
EGX expenses incurred for HSI	70,000	120,000
Total Expenses	$126,500	$345,000

Note Payable to Robert Russell	45,000	45,000
Notes payable to HSI	-	-
Total notes payable	$45,000	$45,000

Investment in Match Hit Pvt. Ltd.	81,215	30,000
Total investments	$81,215	$30,000

Repayment of advances from Robert Russell	-	50,000
Total repayments	$-	$50,000

NOTE 6– INVESTMENTS

During the year ended December 31, 2018 the Company invested $350,000 in equity securities comprised of mutual funds. For the six months ended June 30, 2020 and year ended December 31, 2019 there were no sales of securities, realized gains, or realized losses. Upon the early adoption of ASU 2016-01, net unrealized holding losses on securities in the amount of $17,648 and $50 for the six months ended June 30, 2019 and year ended December 31, 2018 has been recorded in other income in the statement of operations. Unrealized gains and losses during the six months ended June 31, 2019 and year ended are as follows:

December 31, 2019	Beginning Balance	Unrealized Gains (Losses)	Dividends & Interest	Withdrawals	Fair Value
Mutual Funds	$359,477	$15,060	$0	$0	$374,537
Total	359,477	15,060	0	0	374,537
June 30, 2020	Beginning Balance	Unrealized Gains (Losses)	Dividends & Interest	Withdrawals	Fair Value
Mutual Funds	374,537	(17,099)	4,269	200,000	161,708
Total	$350,000	$(17,099)	$4,269	$200,000	$161,708

NOTE 7 – STOCKHOLDERS’ DEFICIT

General

In April of 2015, the Company’s board of directors adopted the HyperSciences, Inc. 2015 Equity Incentive Plan (“the Plan”). The Plan’s purpose is to provide incentive to employees, directors and consultants and to promote the success of the Company’s business. The Plan permits the grant of incentive stock options, non-statutory stock options, stock appreciate rights, restricted stock and restricted stock units. The maximum aggregate number of shares that may be subject to award under the Plan as amended on February 28, 2018 is 1,500,000 shares.

On April 12, 2018, the Board of Directors authorized the issuance of a new class of stock: Series A Preferred Stock. The Company amended and restated its certificate of incorporation to increase the number of authorized shares of the Company’s Common Stock to 15,000,000 and the number of Series A Preferred Stock to 4,050,000.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

On February 28, 2018, the Company repurchased 100,000 shares of the Company’s common stock at a price of $0.0071429 per share, pursuant to the Company’s right to repurchase the shares. These shares are available to be reissued.

Common Stock Payable

At December 31, 2019, common stock payable of $85,946 related to contracts and agreements for professional services performed. A total of $54,293 was accrued in 2020 in common stock payable for professional fees. On April 30, 2020, the company elected to convert $36,794 of the common stock payable balance into 35,722 shares of the Company’s common stock at a conversion price of $1.03 per share. The balance at June 30, 2020 was $103,446.

Restricted Stock Purchase Agreement

On February 28, 2018, the Company entered into a restricted stock purchase agreement with a service provider, that allowed for the purchase of 330,000 shares of the Company’s restricted common stock for $0.025 per share. The right is subject to vesting provisions over the service period that release the Company’s right to repurchase the shares at $0.025 per share over a period of twenty-four months commencing on January 1, 2018. The entirety of these shares was purchased by the service provider on February 28, 2018 for $8,250. In connection with the purchase, share based compensation of $248,325 was recorded during the year ended December 31, 2018 and $222,545 during the year   ended December 31, 2019. As of December 31, 2019, all stock compensation expense related to these shares has been recorded.

Stock Purchase Warrant

On October 21, 2019, the Board of Directors elected to grant 15,625 stock purchase warrants to one unrelated party for services provided.  The warrants each have an exercise price of $1.03 and have a term of 10 years.  The warrants were valued at $15,617 and recorded in research and development on the Statement of Operations during the year ended December 31, 2019.

The estimated fair value of the warrants at October 21, 2019 was calculated using the Black Scholes pricing model with the following assumptions:

Risk-free interest rate	1.8%
Expected life in years	10
Dividend yield	0%
Expected volatility (based on peer analysis)	135.27%

On February 28, 2018, the Board of Directors elected to issue a warrant to purchase .33% of the total diluted equity of the Company as of February 28, 2018, or 21,830 shares of common stock to the Company’s attorneys as compensation for a deferment of payment of $32,750 in legal fees, until the first closing of the Regulation A offering. The terms of the warrant provide that shares of common stock may be purchased at an exercise price equal to the per-share price of the stock sold during the Company’s Series A offering ($3.84). The expiration date of the warrant is the ten-year anniversary of its issuance. As of December 31, 2019, warrants had not been exercised. The warrants were valued at $18,077 and recorded in professional fees on the Statement of Operations during the year ended December 31, 2018.

The estimated fair value of the warrants at February 28, 2018 was calculated using the Black Scholes pricing model with the following assumptions:

Risk-free interest rate	3.070%
Expected life in years	10
Dividend yield	0%
Expected volatility (based on peer analysis)	59.30%

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

Preferred Series A Stock

During the years ended December 31, 2019 and 2018, the Company sold shares of preferred series A stock in a Regulation A Offering.

On May 15, 2019, the Board of Directors of the Company approved an additional offering of Series A Preferred Shares of the Company pursuant to Regulation D, Rule 506(c) in an amount equal to $1,250,000 with oversubscription up to $1,350,000 at $3.84 per share (the “Reg D Offering”).

As of June 30, 2020, and December 31, 2019, the Company has issued a total of 3,534,245 and 2,793,246 shares of Series A Preferred Stock for $11,181,074 and $10,726,065 with net proceeds of $10,303,751 and $9,858,749 after issuance costs of $1,244,606 and $1,219,754, and note conversions totaling $1,792,805.

Series A Preferred Stock holders are entitled to receive dividends in preference and priority to any declaration or payment of any distribution on common stock.  Preferred shareholders are also entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Preferred shareholder as a group if at least 651,000 shares outstanding, without their majority vote, can block the Company from altering or changing the rights of the preferred shares, amending the certificate of incorporation, increasing or decreasing the authorized number of preferred stock or shares in the corporation’s equity incentive plan, and changes in directors.  Preferred shareholders can also block the Company from authorizing or creating any new class or series of capital stock as well as preventing dividend declarations (within certain boundaries) for common stock holders.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio.  The conversion ratio is determined by dividing the applicable Original Issue price by the conversion price (1:1 basis with some adjustments). The Preferred shares also have anti-dilution rights that adjust the number of shares of common stock issuable upon conversion of the shares of the series A preferred stock in the event of a stock split, stock dividend, or other distribution of property to holders of common stock, or certain issuances of Stock with a price per share less than $3.84.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee.

Stock Options

On October 21, 2019, the Board of Directors elected to grant stock options to eleven parties, totaling 231,320 options.  The options each have an exercise price of $1.03 and have a term of 10 years.  Of the options issued, 83,213 options were fully vested at grant date.  The remaining 148,107 options vest over a period of 36 months.

For the options issued in 2019, the fair market value of stock options was estimated using the Black-Scholes valuation model and the following variables and considerations to determine the underlying assumptions utilized by the model: 1) common stock price ($1.03); 2) expected stock price volatilities (135.27%) based on the historical volatilities of the daily closing prices of comparable public companies’ common stock; 3) a risk-free interest rate (1.8%) based on the U.S. Treasury bonds issued with a term approximate to the expected life of the grant; and the 4) expected dividend yield (0%). Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Notes to the Interim Financial Statements

June 30, 2020

(Unaudited)

Stock option transactions under the Company’s plans for the six months ended June 30, 2020 and year ended December 31, 2019 are summarized as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1, 2019	196,167	$0.025	8 years
Granted	231,320	$1.03	10 years
Forfeited	-	-	-
Outstanding at December 31, 2019	427,487	$.57	9.1 years
Granted	149,590	$1.03	10 years
Forfeited	-	-	-
Outstanding at June 30, 2020	577,077	$0.60	8.7 years
Exercisable and Outstanding at June 30, 2020	341,130	$0.47	8 years

The share-based compensation expense recognized for options outstanding during the six months ended June 30, 2020 and 2019 was $39,000 and $115,569, respectively.

NOTE 8 – COMMITMENTS & CONTINGENCIES

The Company leases three properties, one lease is month to month, another expired in 2020 and the other expiring in 2021. Total rent paid for leases was $33,478 and $47,089 for the six months ended June 30, 2020, and 2019, respectively. At June 30, 2020 and December 31, 2019, the Company had a right of use asset of $26,150 and $42,853, a current lease liability of $29,533 and $31,165, and a non-current lease liability of $0 and $15,071, respectively.

The Company’s expected rent expenses are as follows for the next five years:

2020	$17,947
2021	8,973
2022	-
2023	-
2024	-
Total	$26,920

NOTE 9 – SUBSEQUENT EVENTS

In July & August of 2020, the Company issued 34,783 Series A Preferred Shares at $3.84 per share, for $133,567, in conjunction with a Reg D raise.

Management has reviewed and evaluated subsequent events and transactions occurring after the balance sheet date, June 30, 2020, through September 24, 2020, the date these financials were available for issuance, and identified no additional subsequent events for disclosure.

Item 4. Exhibits*

2.1First Amended and Restated Certificate of Incorporation*

2.2Amended and Restated Bylaws*

6.12015 Equity Incentive Plan*

6.2Form of Series A Preferred Subscription Agreement*

6.3Investors’ Rights Agreement*

6.4Right of First Refusal and Co-Sale Agreement*

6.5Voting Agreement*

6.6 University of Washington License Agreement*

6.7EnergeticX License Agreement (Exhibit F)*

6.8EnergeticX License Agreement (Exhibit G)*

6.9Convertible Note Side Letter Agreement*

6.10Shell Agreement *

6.11Letter of Intent*

6.12 JIP Shell Amendment*

6.13EnergeticX License Termination Agreement*

6.14EnergeticX Amended and Restated License Agreement*

8Form of Escrow Agreement*

* Previously filed.

CERTIFICATION & SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HyperSciences, Inc.

By       /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Date: September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By       /s/ Mark Russell

Mark Russell, Chief Executive Officer and Director

Date: September 28, 2020

By       /s/ Michelle Carbon

Michelle Carbon, Chief Financial Officer

Date: September 28, 2020

By       /s/ Charles Russell

Charles Russell, Director

Date: September 28, 2020